

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2014

<u>Via E-mail</u>
Brandon C. Jennewine
Chief Executive Officer
Thermal Tennis, Inc.
7951 East Maplewood Avenue, Suite 328
Greenwood Village, CO 80111

      Re: **Thermal Tennis, Inc.**
             Preliminary Information Statement on Schedule 14C
             Filed September 4, 2014
             File No. 000-54476

Dear Mr. Jennewine:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Justin Dobbie

                           Justin Dobbie
                           Legal Branch Chief

cc: <u>Via E-mail</u>
         Terrell W. Smith, Esq.